Exhibit 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
2009 INTERIM RESULTS ANNOUNCEMENT

Highlights:

Revenue	:	RMB76.32 billion.
Profit for the period	:	RMB6.62 billion.
Basic earnings per share	:	RMB0.28.

Continuing operations:

In accordance with International Financial Reporting Standards/Hong Kong Financial Reporting Standards		On comparable basis

•	Telecommunications service revenue:

	RMB74.51 billion, down by 4.3% from the same period of last year.	RMB74.23 billion, down by 3.3%(a) compared on the same basis with the same period of last year.

•	Profit for the period:

	RMB6.62 billion, down by 42.1% from the same period of last year.	RMB6.99 billion, down by 33.2%(b) compared on the same basis with the same period of last year.

Other supplemental information

EBITDA:

	RMB31.97 billion, down by 17.8% from the same period of last year.	RMB32.59 billion, down by 15.1%(c) compared on the same basis with the same period of last year.
Notes:
(a)	Excluding deferred fixed-line upfront connection fees and certain interconnection revenue between the fixed-line business and the discontinued operations of CDMA business.

(b)	Excluding deferred fixed-line upfront connection fees, gain on the non-monetary assets exchange and the lease fee for the telecommunications networks of 21 provinces in southern China.

(c)	Excluding deferred fixed-line upfront connection fees and the lease fee for the telecommunications networks of 21 provinces in southern China.

CHAIRMAN’S STATEMENT
In the first half of 2009, the Chinese macroeconomy continued to encounter various challenges brought by the international financial crisis. With the restructuring of telecommunications industry and the issuance of the 3G license, industry competition environment has become increasingly complicated. In the first half of the year, the Company actively pushed forward its internal integration, leveraged on the advantage of full-service resources and stepped up efforts in business expansion. The Company has achieved new progress in various aspects.
Financial performance
In the first half of the year, the Company recorded operating revenue of RMB76.32 billion. Service revenue amounted to RMB74.51 billion, representing a decline of 4.3% over the same period of last year and a decline of 3.3% over the same period of last year when compared on the same basis (Note 1). Service revenue of the GSM business reached RMB34.19 billion, representing an increase of 5.7% over the same period of last year. Service revenue of the fixed-line business reached RMB 40.19 billion, representing a decline of 11.3% over the same period of last year and a decline of 9.7% over the same period of last year when compared on the same basis (Note 1). Of the revenue from the fixed-line business, revenue from the fixed-line broadband service was RMB11.73 billion, representing an increase of 10.3% over the same period of last year.
Due to the impact of corporate restructuring and intensified industry competition, the Company recorded profit of RMB6.62 billion, representing a decline of 42.1% when compared with profit from the continuing operations over the same period of last year and a decline of 33.2% when compared on the same basis (Note 2). Basic earnings per share was RMB0.28.
Business performance
In the first half of the year, the Company’s mobile business grew steadily and the revenue proportion from its mobile value-added services continued to increase. 3G service was launched. The fixed-line business saw greater downward pressure while the fixed-line broadband business continued to grow.
As for the mobile business, the Company continued to improve network coverage and network quality. While the Company focused on the retention of existing users, it also actively expanded the market and strengthened the sales of value-added services with GPRS as the focus. The Company further made comprehensive use of the resource advantage of full-services to develop fixed-line and mobile bundled services, which increased revenue from the mobile business and improved its composition.

In the first half of the year, the net addition of GSM subscribers was 7.012 million, taking the total subscriber number to 140.377 million. ARPU was RMB41.7, representing a decline of 4.3% over the same period of last year and remained stable compared with the second half of last year. The Company’s mobile value-added services accounted for 26.8% of the total revenue from mobile services, representing an increase of 2.5 percentage points over the same period of last year. Revenue from GPRS reached RMB1.32 billion.
As for the fixed-line business, facing increasing pressure from mobile voice substitution on traditional fixed-line business, the Company has persisted in the fixed-line development strategy using broadband internet as the core, enhanced network capacity, increased the access speed and made great efforts to develop integrated businesses and IT services. This increased revenue proportion of the non-voice business to the total service revenue from the fixed-line business. The structural adjustment and innovative transformation of the fixed-line business was gradually realized.
In the first half of the year, the net addition of fixed-line broadband subscribers was 4.832 million, taking the total subscriber number to 34.913 million. ARPU was RMB60.2, representing a decline of 13.5%; a total of 1.118 million local telephone subscribers were lost, taking the total subscriber number to 108.452 million. The revenue proportion of the fixed-line non-voice business to the total fixed-line service revenue (excluding upfront connection fees) reached 47.2%.
In the first half of the year, the Company actively pushed forward the optimization and integration of channel resources, strengthened electronic sales channel construction and reinforced the sales capability of its self-owned channels, as well as managed and fully utilized the sales capability of community channels. The transaction volume for electronic channels grew rapidly. The percentage of sales made through self-owned channels of mobile business increased by almost 5 percentage points over last year.
Progress in 3G services
Since obtaining the 3G (WCDMA) operating license on 7 January, the Company fully focused on developing 3G network construction and preparing for business operation, and has achieved extensive network coverage.
On 17 May, the Company officially initiated 3G pre-commercial friendly trial in 56 cities as scheduled and launched various 3G services, including mobile internet, mobile search, mobile music, mobile TV, video telephony, mobile newspaper and wireless internet access card. Currently, there were 268 cities for pre-commercial friendly trial undertaken by the Company. Due to bulk purchase and the synergistic effect on networks, the construction cost was reduced. With the same amount of capital expenditure on the 3G network construction as planned for the year, the number of cities covered by 3G network will be expanded from the original 284 cities planned earlier this year to 335 cities.
On 28 August, the Company and Apple reached a three year agreement for the Company to sell iPhone in China. The initial launch is expected to be in the fourth calendar quarter of 2009. This will provide users with brand new communication and information experience.

Branding building
After realizing full-service operation and securing the 3G operating license, the Company established a new brand system and officially launched the full-service brand “WO” on 28 April. “WO” carries the Company’s brand-new service philosophy and reflects the Company’s corporate image of “being innovative”. With the continued improvement of the Company’s network quality, the further upgrade of the service standard and the official launch of 3G services, “WO” will offer a brand new experience for users.
Progress on internal integration
In the first half of the year, the Company steadily pushed forward internal integration. This improved the operation mechanism and various management flow systems. The utilization efficiency of network resources further enhanced, which strengthened supporting capability on 3G services and basic integrated services, and achieved the full-service unification of customer service interfaces.
Due to the complexity of integration, more time is expected to fully realize the synergic effect. The Company will further proceed with optimization in such aspects as sales and marketing, network operation, IT support, customer services and human resources management to inspire its vitality and momentum, as well as to reinforce its ability for sustainable development.
Outlook
With the evolution of network technology and the diversification of customer needs, the Chinese telecommunications industry is undergoing a historical change. This has injected new energy into the development of the telecommunications industry, creating new opportunities and challenges for conventional telecommunications operators.
In the second half of the year, the Company will implement various effective measures to maintain the steady growth of its mobile business and mitigate the decline of its traditional fixed-line business. The Company will endeavor to promote the rapid growth of its mobile value-added service, fixed-line broadband internet service and integrated services, increase revenue contribution from non-voice and new services. The Company also highly emphasizes on 3G business and will step up its efforts on network construction and optimization, continuous product innovation, and improvement on sales and marketing and handsets strategies. The Company will continue to push forward the 3G pre-commercial trial and aims for a successful launch of 3G business within the year. Meanwhile, the Company will further advance internal integration, strengthen operational management, effectively enhance execution, to continuously increase the overall strength and quality of development of the Company.
Lastly, I would like to take this opportunity to express on behalf of the Board of the Company our gratitude to shareholders, the government and the communities for their support to the Company, and would also like to express my heartfelt thanks to the management and all staff for their efforts made in the new phase for the Company’s development.
Chang Xiaobing
Chairman and Chief Executive Officer
Hong Kong, 28 August 2009

FINANCIAL AND BUSINESS OVERVIEW
In the first half of 2009, the Company proactively coped with the changes in macro-economic environment and fierce market competition after the industry reorganisation. The Company also actively developed internal integration, accelerated the development of 3G networks construction and continuously promoted the development of synergy. As a result, it has achieved stable development for its business.
I. Financial Overview
Revenue
In the first half of 2009, revenue reached RMB76.32 billion, out of which, telecommunications service revenue was RMB74.51 billion, down by 3.3% compared on the same basis (Note 1) with the same period of last year.
Telecommunications service revenue from mobile business was RMB34.19 billion, up by 5.7% from the same period of last year. Net addition of subscribers was 7.012 million for the first half of 2009 and the number of subscribers was 140.377 million as at the end of first half of 2009. Monthly average minutes of usage (“MOU”) per subscriber was 248.9 minutes and monthly average revenue per user (“ARPU”) was RMB41.7.
Telecommunications service revenue from the fixed-line business was RMB40.19 billion, down by 9.7% compared on the same basis (Note 1) with the same period of last year. Out of the service revenue from the fixed-line business, revenue from broadband service achieved RMB11.73 billion, up by 10.3% from the same period of last year. Net addition of broadband subscribers was 4.832 million for the first half of 2009 and the number of broadband subscribers was 34.913 million as at the end of first half of 2009. ARPU of broadband business was RMB60.2. Service revenue from the local telephone business (fixed-line telephone and Personal Handyphone System (“PHS”)) was RMB20.93 billion, down by 17.1% compared on the same basis (Note 1) with the same period of last year. Net reduction of local telephone subscribers was 1.118 million for the first half of 2009 and the number of local telephone subscribers was 108.452 million as at the end of the first half of 2009. ARPU of local telephone business was RMB32.0.
Costs and Expenses
In the first half of 2009, total costs and expenses, including finance costs, interest income and other income-net, were RMB67.69 billion, up by 1.3% from the same period of last year. As affected by the impairment on the PHS business related assets in last year which resulted in a reduced level of depreciable assets, depreciation and amortisaton was RMB23.36 billion, down by 2.6% from the same period of last year. In line with the large-scale expansion of networks facilities and base stations, networks, operations and support expenses were RMB10.11 billion, up by 17.1% from the same period of last year. As affected by the intensive market competition, the launch of 3G and full service brands and other factors, selling and marketing expenses were RMB9.66 billion, up by 6.6% from the same period of last year.

Earnings
In the first half of 2009, profit before income tax was RMB8.63 billion, profit for the period was RMB6.62 billion, basic earnings per share was RMB0.278. Adjusted profit for the period from continuing operations (Note 2) would be down by 33.2% compared on the same basis with the same period of last year. Adjusted EBITDA (Note 3) would be RMB32.59 billion, down by 15.1% compared on the same basis with the same period of last year.
Capital Expenditures and Free Cash Flow
In the first half of 2009, capital expenditures totaled RMB37.25 billion, out of which, capital expenditures attributable to 3G was RMB19.93 billion. Free cash flow (representing net cash flows from operating activities minus capital expenditures) was RMB-5.83 billion.
Balance Sheet
Liabilities-to-assets ratio (Note 4) changed from 40.4% as at 31 December 2008 to 42.0% as at 30 June 2009. Debt-to-capitalisation ratio (Note 5) changed from 12.6% as at 31 December 2008 to 13.4% as at 30 June 2009.
II. Business Overview
In the first half of 2009, the Company aggressively pushed for its 3G network deployment and pre-commercial trial, accelerated the growth and improved the quality of its 2G subscribers, sped up the broadband upgrade with access speed increase, actively promoted internal integration and strengthened business development of its value-added services and has achieved stable growth for its mobile business. Although fixed-line broadband business continued to grow, the fixed-line business as a whole faced increasing pressure.
Mobile Business
GSM Voice Business
In the first half of 2009, while trying to retain existing GSM subscribers, the Company actively expanded into new incremental markets, as well as developed fixed-line and mobile bundling services. As a result, the Company had achieved steady growth for the GSM mobile business. The Company’s total GSM subscribers reached 140.377 million, representing a net addition of 7.012 million subscribers. Total mobile voice usage was 204.83 billion minutes, representing a year-over-year growth of 10.2%. The average minutes of usage (MOU) per GSM subscriber per month was 248.9 minutes, down by 0.3% from the first half of last year. Average revenue per user per month (ARPU) was RMB41.7, representing a year-over-year decline of 4.3%, and remained stable from the second half of last year.

GSM Value-added Services Business
In the first half of 2009, the Company improved the penetration and the revenue proportion of its mature value-added services, such as SMS and “Cool Ringtone”, and established new revenue growth areas with a focus on the GPRS services. As a result, the value-added services business sustained rapid growth. GSM SMS volume reached 38.39 billion messages, representing an increase of 0.9% over the same period of last year. The number of “Cool Ringtone” subscribers reached 49.35 million, representing a net increase of 5.219 million subscribers from the end of last year, while penetration rate increased from 33.1% in the first half of 2008 to 35.2%. For GPRS services, with a net addition of 8.762 million subscribers, the total subscriber number reached 39.985 million, while penetration rate increased from 17.3% in the first half of 2008 to 28.5%.
3G Mobile Business
On 17 May 2009, the Company successfully launched its 3G pre-commercial trial, and rolled out 3G services such as mobile internet, mobile search, mobile music, mobile TV, video telephony, mobile newspaper and wireless internet access card. As of 1 August 2009, friendly users from 268 cities in China were able to participate in the 3G pre-commercial trial. Presently, the Company has international roaming arrangements with 50 3G operators in 30 countries and regions.
Fixed-line Business
Traditional Fixed-line Business
Under the declining pressure of the traditional fixed-line business, the Company has been making every effort to slow down such decline by actively promoting the bundled business and service packages with fixed-line, broadband and mobile services and developing fixed-line value-added businesses. As of 30 June 2009, the total number of local access subscribers reached 108.452 million, representing a net decrease of 1.118 million from the end of last year; the Caller ID service penetration was 72.3%, representing a decrease of 0.2 percentage points from the same period last year; the number of subscribers using phone navigation services reached 0.696 million, representing an increase of 67.5% from the same period last year. In the first half of 2009, the total number of pulses of local access lines (excluding dial-up internet access) was 94.19 billion, representing a decrease of 9.6% from the same period last year; the average minutes of use per month per subscriber (MOU) was 144.0 minutes, representing a decrease of 1.9% from the same period last year; the average revenue per subscriber per month (ARPU) was RMB32.0, representing a decrease of 12.2% from the same period last year.

Fixed-line Broadband and Data Communications Business
The Company accelerated broadband speed upgrade and promoted contents and applications. As a result, the fixed-line broadband business continued to grow. As of 30 June 2009, the total number of broadband subscribers reached 34.913 million, representing a net increase of 4.832 million from the end of last year. Among those subscribers, the percentage of subscribers with access speed of 2M and above reached 69.4%. The number of subscribers who use contents and applications services reached 7.135 million, representing 20.4% of the total broadband subscribers. For the first half of 2009, ARPU was RMB60.2, representing a decrease of 13.5% from the same time last year.
Branding and Customer Services
On 28 April 2009, the Company launched a full service brand “WO”. “WO” is being developed into an integrated brand system, covering four major categories of services for individual customers, family customers, corporate customers and customer services.
In the first half of 2009, the Company continued to consolidate its customer service resources, expand the support for electronic channels, and has achieved a unified customer service interface and full-service customer care via 10010 customer service hotline. The service support capabilities and transaction volume of the online electronic channel increased significantly. The “One Card Recharge” service was commercially launched at the beginning of the year to provide value-recharge service for subscribers at different locations, and has been upgraded to “Full-Service One Card Recharge” on 17 August 2009 to provide full-service value-recharge for customers nationwide.

Note 1:	In order to ensure the comparability of revenue amounts, the non-comparable factors below which are reflected in the figures of current period and the same period of last year are excluded for additional analysis purpose:

	(1)	deferred fixed-line upfront connection fees of RMB0.28 billion for the first half of 2009 and RMB0.51 billion for the first half of 2008 and,

	(2)	certain interconnection revenue of RMB0.61 billion between the fixed-line business and the discontinued operations of CDMA business for the first half of 2008.

Note 2:	In order to ensure the comparability of the profit amounts, the non-comparable factors below which are reflected in the figures of current period and the same period of last year are excluded for additional analysis purpose:

	(1)	deferred fixed-line upfront connection fees of RMB0.28 billion for the first half of 2009 and RMB0.51 billion for the first half of 2008,

	(2)	the gain of RMB0.02 billion from the non-monetary assets exchange for the first half of 2009 and RMB0.61 billion for the first half of 2008 and,

	(3)	the lease fee of RMB0.91 billion for the telecommunications networks of 21 provinces in southern China for the first half of 2009.

Note 3:	EBITDA represents profit for the period before interest income, finance costs, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Group.

Although EBITDA has been widely applied in the global telecommunications industry as an indicator to reflect operating performance, financial capability and liquidity, it should be considered in addition to, and is not a substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles (“GAAP”) as it does not have any standardised meaning under GAAP and is not regarded as a measure of operating performance and liquidity under GAAP. In addition, it may not be comparable to similar indicators provided by other companies.

In order to ensure the comparability of the EBITDA amounts, the non-comparable factors below which are reflected in the figures of current period and the same period of last year are excluded for additional analysis purpose:
	(1)	deferred fixed-line upfront connection fees of RMB0.28 billion for the first half of 2009 and RMB0.51 billion for the first half of 2008 and,

	(2)	the lease fee of RMB0.91 billion for the telecommunications networks of 21 provinces in southern China for the first half of 2009.

Note 4:	Liabilities-to-assets ratio represents total liabilities over total assets.

Note 5:	Debt-to-capitalisation ratio represents interest bearing debts plus minority interest over interest bearing debts plus total equity.
GROUP RESULTS
China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2009 extracted from the unaudited condensed consolidated interim financial information of the Group as set out in 2009 interim report. The interim results have been reviewed by the Audit Committee.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
AS AT 30 JUNE 2009
(All amounts in Renminbi (“RMB”) millions)

		Unaudited
			31 December
			2008
		30 June	(As restated)
	Note	2009	(Note 2)

ASSETS
Non-current assets
Property, plant and equipment		300,054	285,469
Lease prepayments		7,660	7,863
Goodwill		2,771	2,771
Deferred income tax assets		5,859	5,334
Available-for-sale financial assets		181	95
Other assets		9,948	9,087

		326,473	310,619

Current assets
Inventories and consumables		1,127	1,092
Accounts receivable, net	5	9,914	9,341
Prepayments and other current assets		2,622	2,715
Amounts due from ultimate holding company		—	169
Amounts due from related parties		93	128
Amounts due from domestic carriers		1,341	974
Proceeds receivable for the disposal of the CDMA business		5,437	13,140
Short-term bank deposits		196	337
Cash and cash equivalents		7,725	10,237

		28,455	38,133

Total assets		354,928	348,752

		Unaudited
			31 December
			2008
		30 June	(As restated)
	Note	2009	(Note 2)

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital		2,329	2,329
Share premium		166,784	166,784
Reserves		(18,999)	(15,464)
Retained profits
— Proposed 2008 final dividend	9	—	4,754
— Others		55,619	49,322

		205,733	207,725

Minority interest in equity		2	2

Total equity		205,735	207,727

		Unaudited
			31 December
			2008
		30 June	(As restated)
	Note	2009	(Note 2)

LIABILITIES
Non-current liabilities
Long-term bank loans		939	997
Corporate bonds		7,000	7,000
Deferred income tax liabilities		18	16
Deferred revenue		3,043	3,398
Other obligations		1,314	1,681

		12,314	13,092

Current liabilities
Payables and accrued liabilities	6	76,869	67,509
Taxes payable		11,285	11,307
Amounts due to ultimate holding company		2	—
Amounts due to related parties		3,215	1,658
Amounts due to domestic carriers		1,230	956
Payables in relation to the disposal of the CDMA business		182	4,232
Dividend payable	9	1,027	149
Short-term commercial paper		10,000	10,000
Short-term bank loans		11,780	10,780
Current portion of long-term bank loans		603	1,216
Current portion of deferred revenue		1,629	2,200
Current portion of other obligations		3,017	3,012
Advances from customers		16,040	14,914

		136,879	127,933

Total liabilities		149,193	141,025

Total equity and liabilities		354,928	348,752

Net current liabilities		(108,424)	(89,800)

Total assets less current liabilities		218,049	220,819

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2009
(All amounts in RMB millions, except per share data)

		Unaudited
		Six months ended 30 June
			2008
			(As restated)
	Note	2009	(Note 2)

Continuing operations
Revenue	7	76,319	81,459

Interconnection charges		(6,240)	(6,393)
Depreciation and amortisation		(23,358)	(23,989)
Networks, operations and support expenses		(10,106)	(8,633)
Employee benefit expenses		(10,546)	(9,928)
Other operating expenses		(16,551)	(17,611)
Finance costs		(363)	(1,192)
Interest income		51	116
Other income — net		331	809

		9,537	14,638
Leasing fee for telecommunications networks in Southern China	1(b), 2	(907)	—

Profit from continuing operations before income tax		8,630	14,638
Income tax expenses	4	(2,014)	(3,202)

Profit from continuing operations		6,616	11,436

Discontinued operations
Profit from discontinued operations	8	—	655

Profit for the period		6,616	12,091

Attributable to:
Equity holders of the Company		6,616	12,090
Minority interest		—	1

		6,616	12,091

		Unaudited
		Six months ended 30 June
			2008
			(As restated)
	Note	2009	(Note 2)

Earnings per share for profit attributable to equity holders of the Company during the period

Basic earnings per share (RMB)	10	0.28	0.51

Diluted earnings per share (RMB)	10	0.28	0.51

Earnings per share for profit from continuing operations attributable to equity holders of the Company during the period

Basic earnings per share (RMB)	10	0.28	0.48

Diluted earnings per share (RMB)	10	0.28	0.48

Earnings per share for profit from discontinued operations attributable to equity holders of the Company during the period

Basic earnings per share (RMB)	10	—	0.03

Diluted earnings per share (RMB)	10	—	0.03

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED 30 JUNE 2009
(All amounts in RMB millions)

	Unaudited
	Six months ended 30 June
		2008
		(As restated)
	2009	(Note 2)

Profit for the period	6,616	12,091

Other comprehensive income
Currency translation differences	6	(19)
Fair value gains/(losses) on available-for-sale financial assets, net of tax	79	(100)

Other comprehensive income for the period, net of tax	85	(119)

Total comprehensive income for the period	6,701	11,972

Total comprehensive income attributable to:
Equity holders of the Company	6,701	11,971
Minority interest	—	1

	6,701	11,972

UNAUDITED CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2009
(All amounts in RMB millions)

		Unaudited
		Six months ended 30 June
			2008
			(As restated)
	Note	2009	(Note 2)

Cash flows from operating activities
Continuing operations		31,417	31,070
Discontinued operations	8	—	1,149

Net cash inflow from operating activities		31,417	32,219

Cash flows from investing activities
Continuing operations		(35,766)	(18,864)
Discontinued operations	8	4,239	(23)

Net cash outflow from investing activities		(31,527)	(18,887)

Cash flows from financing activities
Continuing operations		(2,402)	(11,322)
Discontinued operations	8	—	—

Net cash outflow from financing activities		(2,402)	(11,322)

(Decrease)/increase in cash and cash equivalents		(2,512)	2,010
Cash and cash equivalents at beginning of period		10,237	12,663
Less: Cash and cash equivalents included in the disposal group in relation to the disposal of CDMA business		—	(2,567)

Cash and cash equivalents at end of period		7,725	12,106

Analysis of the balances of cash and cash equivalents:
Cash balances		9	8
Bank balances		7,716	12,098

		7,725	12,106

NOTES (All amounts in RMB millions unless otherwise stated)

1.	GENERAL INFORMATION
China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. Upon the disposal of the CDMA cellular business to China Telecom Corporation Limited (“China Telecom”) and the merger with China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) on 1 October 2008 and 15 October 2008, respectively, the principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of the GSM cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services (the GSM cellular voice and related value-added services referred to as the “Mobile business”, the services aforementioned other than the Mobile business hereinafter collectively referred to as the “Fixed-line business”) in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

On 15 November 2008, the Company was notified by its substantial shareholders, namely China Unicom (BVI) Limited (“Unicom BVI”) and China Netcom Group Corporation (BVI) Limited (“Netcom BVI”), that their respective parent companies, namely, China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, the parent company of Unicom BVI, hereinafter referred to as “Unicom Group”) and China Network Communications Group Corporation (a state-owned enterprise established in the PRC, the parent company of Netcom BVI, hereinafter referred to as “Netcom Group”), have agreed to undertake a merger (the “Parent Merger”). On 6 January 2009, the Company was notified by its substantial shareholders that the Parent Merger, through the absorption of Netcom Group by Unicom Group, had been approved by the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”) and had become effective. As a result of the Parent Merger, Unicom Group has assumed all the rights and obligations of Netcom Group, all the assets, liabilities and business of Netcom Group including the connected transaction agreements with the Group vested in Unicom Group. Netcom Group will be deregistered accordingly and Unicom Group remains the ultimate holding company of the Company. As at the date of approval of this unaudited condensed consolidated interim financial information, Netcom Group is still in the progress of deregistration.

(a)	Acquisitions of certain assets and businesses from Unicom Group and Netcom Group in 2009
On 16 December 2008, China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company) agreed to acquire from Unicom Group and Netcom Group (i) the fixed-line business, but not the underlying telecommunications networks across the 21 provinces in Southern China and related non-current assets and liabilities (hereinafter referred to as the “Fixed-line Business in Southern China”) and the local access telephone business and related assets in Tianjin Municipality operated by Netcom Group and Unicom Group and/or their respective subsidiaries and branches; (ii) the backbone transmission assets in Northern China owned by Netcom Group and/or its subsidiaries (“Target Assets”); (iii) a 100% equity interest in Unicom Xingye Science and Technology Trade Company Limited (“Unicom Xingye”) owned by Unicom Group; (iv) a 100% equity interest in China Information Technology Designing & Consulting Institute (“CITDCI”) owned by Unicom Group and (v) a 100% equity interest in Unicom New

Guoxin Telecommunications Corporation Limited (“New Guoxin”) owned by Unicom Group at a consideration of approximately RMB6.43 billion, subject to certain adjustments. The businesses and assets described in (i), (iii), (iv) and (v) above are hereinafter collectively referred to as the “Target Business” and the acquisition of the Target Business is referred to as “2009 Business Combination”.

The aforementioned acquisitions of assets and businesses were approved by the independent shareholders of the Company in an extraordinary general meeting held on 14 January 2009. As all of the conditions to the acquisitions were satisfied (or if applicable, waived), the 2009 Business Combination and the acquisition of the Target Assets were completed on 31 January 2009. The total consideration of the aforementioned acquisitions of assets and businesses was adjusted downwards by approximately RMB2 billion, which represented the receivables upon the final calculation of the values of certain current assets and current liabilities transferred from Unicom Group.

(b)	Lease of telecommunications networks in Southern China from Unicom New Horizon Mobile Telecommunications Company Limited in 2009
In connection with the 2009 Business Combination, on 16 December 2008, CUCL, Unicom Group, Netcom Group and Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of Unicom Group) entered into an agreement (the “Network Lease Agreement”) in relation to the lease (the “Lease”) of the telecommunications networks of the 21 provinces in Southern China (“Telecommunications Networks in Southern China”) by CUCL from Unicom New Horizon on an exclusive basis immediately following and subject to the completion of the 2009 Business Combination. Under the Network Lease Agreement, CUCL shall pay annual leasing fees of RMB2.0 billion and RMB2.2 billion for the two financial years ending 31 December 2009 and 31 December 2010, respectively. The initial term of the Lease is two years effective from January 2009 and the Lease is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. Moreover, in connection with the Lease, Unicom New Horizon has granted to CUCL an option to purchase the Telecommunications Networks in Southern China and the purchase price will be referenced to the then appraised value of the networks determined by an independent appraiser. Pursuant to the Network Lease Agreement, Unicom New Horizon has the legal ownership of the Telecommunications Networks in Southern China. The Group believes it only bears the risks associated with the operation of the Fixed-line Business in Southern China during the relevant leasing periods and is free from any ownership risks of the telecommunications networks and the risks and rewards of ownership of the leased assets rest substantially with the lessor. Accordingly, the Group has accounted for the leasing of the aforementioned telecommunications networks as an operating lease.

(c)	Merger between CUCL and China Netcom (Group) Company Limited in 2009
On 15 October 2008, as part of the Company’s integration with China Netcom, the Company entered into an agreement with three of its wholly-owned subsidiaries, namely (i) China Netcom; (ii) CUCL and (iii) China Netcom (Group) Company Limited (“CNC China”, a wholly-owned foreign enterprise established in the PRC and a wholly-owned subsidiary of China Netcom), pursuant to which CUCL would merge with, and absorb, CNC China. The merged company would retain the name of China United Network Communications Corporation Limited and would remain a wholly-owned subsidiary of the Company. The merger between CUCL and CNC China became effective on 1 January 2009.

The merger between CUCL and CNC China does not have any impact on this unaudited condensed consolidated interim financial information.

(d)	2008 disposal and business combination activities
•	Disposal of the Group’s CDMA business to China Telecom in 2008

On 2 June 2008, the Company, CUCL and China Telecom entered into the CDMA business framework agreement (“the Framework Agreement”) to dispose of the assets and liabilities in relation to the CDMA business to China Telecom. On 27 July 2008, the Company, CUCL and China Telecom further entered into a CDMA business disposal agreement (“the Disposal Agreement”). The disposal was completed on 1 October 2008.

•	Merger between the Company and China Netcom by way of a scheme of arrangement of China Netcom in 2008 (hereinafter referred to as the “2008 Business Combination”)

On 2 June 2008, the Company and China Netcom jointly announced that the Company had formally presented a share proposal, an ADS proposal, and an option proposal to the board of directors of China Netcom, and requested China Netcom’s board of directors to put forward the proposals to the shareholders of China Netcom to consider a merger of the Company and China Netcom (“Proposed Merger”) by way of a scheme of arrangement of China Netcom (the “Scheme”) under Section 166 of the Hong Kong Companies Ordinance.

An extraordinary general meeting of the shareholders of the Company at which the resolution of the Proposed Merger was passed was held on 16 September 2008 and the Scheme was sanctioned by Hong Kong High Court on 14 October 2008. The consideration for the 2008 Business Combination was approximately HKD117.2 billion which was satisfied by the issuance of 10,102,389,377 ordinary shares of HKD0.10 each of the Company to the shareholders of China Netcom. As all of the conditions of the proposals and the Scheme as specified in the Scheme document had been satisfied, the Scheme became effective on 15 October 2008.

2.	BASIS OF PREPARATION
This unaudited condensed consolidated interim financial information for the six months ended 30 June 2009 has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim financial reporting” issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2009 and 2008 have not been audited by the auditors, and the unaudited restated financial information as at 31 December 2008 are extracted from the Group’s internal records and management accounts. The 2008 comparative financial information comprising the unaudited condensed consolidated income statement for the six months ended 30 June 2008 and the unaudited condensed consolidated balance sheet as at 31 December 2008 have been restated as a result of a number of business combinations between entities under common control accounted for using merger accounting/predecessor values method as well as the adoption of a number of new/revised standards, amendments to standards and interpretations throughout 2008 and for the six months ended 30 June 2009. The details of such restatements are summarised in a later section of this note. Except for (i) those new/revised standards, amendments to standards and interpretations mandatory for the first time for the financial year beginning 1 January 2009 which are detailed in Note 3, “Significant accounting policies”, to the unaudited condensed consolidated interim financial information as set out in the Group’s 2009 interim report; (ii) the accounting for the lease of Telecommunications Networks in Southern

China as explained in Note 1; and (iii) the exclusion of depreciation and amortisation charges and finance costs directly attributable to the property, plant and equipment and related non-current assets and liabilities retained by Unicom New Horizon in the 2008 comparative financial information which has been restated by applying merger accounting/predecessor values method as explained in a later section of this note headed “Business Combination of Entities and Business under Common Control and Purchase of Target Assets”, the basis of preparation and the significant accounting policies adopted and estimates made in the preparation of the unaudited condensed consolidated interim financial information are consistent with those used in preparing the annual financial statements for the year ended 31 December 2008.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2008. The Group’s policies on financial risk management, including the management of credit risk, liquidity risk, cash flow and fair value interest rate risk and foreign exchange risk, as well as capital risk management, were set out in the Company’s financial statements included in its 2008 Annual Report.

The interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The Company’s auditors, PricewaterhouseCoopers, has also reviewed the condensed consolidated interim financial information in accordance with Hong Kong Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity” issued by the HKICPA. PricewaterhouseCoopers’s review report to the Board of Directors is included in the interim report to be sent to shareholders.

Business Combination of Entities and Business under Common Control and Purchase of Target Assets

The 2008 Business Combination was a business combination of entities under common control and the details of this business combination and corresponding accounting treatment were set out in the Company’s financial statements included in its 2008 Annual Report.

The 2009 Business Combination was also considered as a business combination of entities and businesses under common control as the Target Business before and after the acquisition was under the control of Unicom Group, being the Group’s ultimate holding company.

Under Hong Kong Financial Reporting Standards (“HKFRS”), the 2008 Business Combination and 2009 Business Combination were accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the HKICPA. Upon the adoption of International Financial Reporting Standards (“IFRS”) by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRS. Accordingly, the acquired assets and liabilities were stated at predecessor values, and were included in the financial information from the beginning of the earliest period as if the entities and businesses acquired had always been part of the Group.

Pursuant to the agreement dated 16 December 2008, the 2009 Business Combination excluded the Telecommunications Networks in Southern China, which were retained by Unicom New Horizon and were leased from Unicom New Horizon to CUCL effective from January 2009. To better reflect the economic substance that the Group has not taken on the risks and rewards associated with the property, plant and equipment and related non-current assets and liabilities relating to the Fixed-line Business in Southern China, the unaudited restated condensed consolidated balance sheet as at 31 December 2008 therefore includes only the relevant current assets of approximately RMB999 million and current liabilities of approximately RMB2,841 million of the Fixed-line Business in Southern China in accordance with the principle of the merger accounting/ predecessor values method but excludes the underlying property, plant and equipment and related non-current assets with net book value of approximately RMB31,350 million, the related long-term intercompany loans from Unicom Group for the financing of the construction of the telecommunications networks of approximately RMB35,652 million and the related payables to network contractors and equipment suppliers of approximately RMB6,176 million. Further, the unaudited restated condensed consolidated interim income statement for the six months ended 30 June 2008 includes all the revenues and operating costs of the Fixed-line Business in Southern China, but excludes the depreciation and amortisation charges of approximately RMB1,642 million and the finance costs associated with the long-term intercompany loans for the financing of the construction of the telecommunications networks of approximately RMB382 million, respectively.

The 2009 Business Combination was completed on 31 January 2009 and therefore the unaudited condensed consolidated interim income statement for the six months ended 30 June 2009 has excluded the depreciation and amortisation charges of approximately RMB308 million of the property, plant and equipment relating to Fixed-line Business in Southern China and related non-current assets and the finance costs associated with the long-term intercompany loans for the financing of the construction of the telecommunications networks of approximately RMB26 million that were excluded from the transaction. After the completion of the 2009 Business Combination, the Group recorded leasing fees amounting to approximately RMB907 million charged by Unicom New Horizon for the lease of the Telecommunications Networks in Southern China for the six months ended 30 June 2009 (for the six months ended 30 June 2008: Nil).

Under IFRS/HKFRS, the purchase of the Target Assets in 2009 was accounted for as an asset purchase in accordance with IAS/HKAS 16 “Property, plant and equipment”.

Change of Accounting Policies

In 2008, the Group changed its accounting policy on measurement of property, plant and equipment. In addition, the Group early adopted IFRIC/HK(IFRIC)-Int 13 “Customer loyalty programs” in 2008. Accordingly, the unaudited condensed consolidated income statement for the six months ended 30 June 2008 has been restated to reflect such changes of accounting policies. The details of the change of accounting policies were set out in the Company’s financial statements included in its 2008 Annual Report.

Summary of the restatement to 2008 comparative financial information

The impact of the restatement of 2008 comparative financial information in connection with the 2008 Business Combination and 2009 Business Combination as well as the change of accounting policies are summarised as follows:

			2008
	As	Change of	and 2009
	previously	accounting	Business
	reported	policies	Combination	Eliminations	As restated

For the six months ended 30 June 2008

Results of continuing operations:
Revenue	35,135	111	48,552	(2,339)	81,459
Profit for the period	3,765	67	7,621	(17)	11,436

	As previously	2009 Business
	reported	Combination	Eliminations	As restated

As at 31 December 2008

Financial position:
Non-current assets	308,804	1,959	(144)	310,619
Current assets	36,120	3,450	(1,437)	38,133
Total assets	344,924	5,409	(1,581)	348,752
Non-current liabilities	12,995	97	—	13,092
Current liabilities	125,219	4,062	(1,348)	127,933
Total liabilities	138,214	4,159	(1,348)	141,025
Net assets	206,710	1,250	(233)	207,727
Discontinued Operations

On 2 June 2008, the Company, CUCL and China Telecom entered into the Framework Agreement to dispose of the assets and liabilities in relation to the CDMA business and the disposal was completed on 1 October 2008. In accordance with IFRS/HKFRS 5 “Non-current assets held for sale and discontinued operations” issued by the IASB/HKICPA (“IFRS/HKFRS 5”), the results and cash flows of the operations of the CDMA operating segment of the Group were presented as discontinued operations in the unaudited condensed consolidated interim income statement and cash flow statement of the Group for the six months ended 30 June 2008 included in the Group’s 2008 Interim Report.

Going Concern Assumption

As at 30 June 2009, current liabilities of the Group exceeded current assets by approximately RMB108.4 billion (31 December 2008: approximately RMB89.8 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:
•	The Group’s continuous net cash inflow from operating activities;

•	Unutilised banking facilities of approximately RMB88.8 billion; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.
In addition, the Group will continue to optimise its fund raising strategy from the short, medium and long-term perspectives and will consider the opportunities in the current capital market to take advantage of low interest rates by issuing medium to long-term debts with low financing cost.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the six months ended 30 June 2009 have been prepared under the going concern basis.

3.	SEGMENT INFORMATION
The chief operating decision maker (“CODM”) has been indentified as the Board of Directors (“the BOD”) of the Company which regularly reviews the Group’s internal reporting in order to assess performance and allocate resources and determines the operating segments based on these reports. The BOD considers the business from the provision of services perspective instead of the geographic perspective. Accordingly, the Group’s continuing operations comprise two operating segments based on the various types of telecommunications services mainly provided to customers in Mainland China.

The major operating segments of the Group are classified as follows:

Continuing operations:
•	Mobile business — the provision of the GSM telephone and related services in all 31 provinces, municipalities and autonomous regions in Mainland China;

•	Fixed-line business — the provision of the fixed-line telecommunications and related services, domestic and international data and Internet related services, and domestic and international long distance and related services in all 31 provinces, municipalities and autonomous regions in Mainland China.
Discontinued operations:
•	CDMA business — the provision of the CDMA telephone and related services, through a leasing arrangement for the CDMA network capacity from Unicom New Horizon.
Starting from 2009, the CODM evaluates results of each operating segments based on revenue and costs that are directly attributable to the operating segment. The unallocated amounts primarily represent corporate and shared service expenses, including those relating to the businesses of the newly acquired equity interests in CITDCI and New Guoxin in 2009 that are not directly allocated to one of the aforementioned operating segments. The unallocated amounts also included other income statement items such as employee benefit expenses, interest income, income tax expenses, finance costs and other income, which cannot be identified to specific operating segments. Segment assets primarily comprise property, plant and equipment, other assets, inventories and receivables. Segment liabilities primarily comprise operating liabilities. The 2008 comparative financial information has been restated to conform to current period’s presentation.

Revenues between segments are carried out on terms equivalent to those that prevail in arm’s length transactions. Revenue from external customers reported to the CODM is measured in a manner consistent with that in the unaudited condensed consolidated interim income statement.

3.1	Operating Segments

	Unaudited
	Six months ended 30 June 2009
	Continuing operations
				Reconciliation Items		Total
	Mobile	Fixed-line		Unallocated		continuing
	business	business	Subtotal	amounts	Eliminations	operations

Telecommunications service revenue	34,194	40,192	74,386	127	—	74,513
Information communication technology services and other revenue	141	776	917	229	—	1,146
Sales of telecommunications products	544	116	660	—	—	660

Total revenue from external customers	34,879	41,084	75,963	356	—	76,319
Intersegment revenue	106	2,108	2,214	663	(2,877)	—

Total revenue	34,985	43,192	78,177	1,019	(2,877)	76,319
Interconnection charges	(6,335)	(2,110)	(8,445)	—	2,205	(6,240)
Depreciation and amortisation	(8,722)	(13,977)	(22,699)	(673)	14	(23,358)
Networks, operations and support expenses	(1,189)	(2,589)	(3,778)	(6,336)	8	(10,106)
Employee benefit expenses	—	—	—	(10,649)	103	(10,546)
Other operating expenses	(5,139)	(4,499)	(9,638)	(7,418)	505	(16,551)
Finance costs	—	—	—	(557)	194	(363)
Interest income	—	—	—	245	(194)	51
Other income — net	—	—	—	331	—	331

	13,600	20,017	33,617	(24,038)	(42)	9,537
Leasing fee for telecommunications networks in Southern China	—	(907)	(907)	—	—	(907)

Segment profit/(loss) before income tax	13,600	19,110	32,710	(24,038)	(42)	8,630

Income tax expenses						(2,014)

Profit for the period						6,616

Attributable to:
Equity holders of the Company						6,616
Minority interest						—

						6,616

Other information:
Provision for doubtful debts	684	598	1,282	—	—	1,282

	Unaudited
	Six months ended 30 June 2008 (As restated)
							Discontinued
	Continuing operations						operations
				Reconciliation Items		Total
	Mobile	Fixed-line		Unallocated		continuing	CDMA
	business	business	Subtotal	amounts	Eliminations	operations	business	Total

Telecommunications service revenue	32,350	45,330	77,680	170	—	77,850	12,926	90,776
Information communication technology services and other revenue	134	2,467	2,601	297	—	2,898	66	2,964
Sales of telecommunications products	15	696	711	—	—	711	2,423	3,134

Total revenue from external customers	32,499	48,493	80,992	467	—	81,459	15,415	96,874
Intersegment revenue	129	1,700	1,829	520	(2,349)	—	—	—

Total revenue	32,628	50,193	82,821	987	(2,349)	81,459	15,415	96,874
Interconnection charges	(5,365)	(2,833)	(8,198)	—	1,805	(6,393)	(1,119)	(7,512)
Depreciation and amortisation	(9,356)	(13,802)	(23,158)	(831)	—	(23,989)	(289)	(24,278)
Networks, operations and support expenses	(1,191)	(2,460)	(3,651)	(5,003)	21	(8,633)	(5,057)	(13,690)
Employee benefit expenses	—	—	—	(9,984)	56	(9,928)	(1,131)	(11,059)
Other operating expenses	(4,351)	(6,802)	(11,153)	(6,918)	460	(17,611)	(6,950)	(24,561)
Finance costs	—	—	—	(1,476)	284	(1,192)	(3)	(1,195)
Interest income	—	—	—	400	(284)	116	7	123
Other income — net	—	—	—	809	—	809	9	818

Segment profit/(loss) before income tax	12,365	24,296	36,661	(22,016)	(7)	14,638	882	15,520

Income tax expenses						(3,202)	(227)	(3,429)

Profit for the period						11,436	655	12,091

Attributable to:
Equity holders of the Company						11,436	654	12,090
Minority interest						—	1	1

						11,436	655	12,091

Other information:
Provision for doubtful debts	686	712	1,398	—	—	1,398	214	1,612

	Unaudited 30 June 2009
				Reconciliation Items
	Mobile	Fixed-line		Unallocated
	business	business	Subtotal	amounts	Eliminations	Total

Total segment assets	148,965	181,871	330,836	68,089	(43,997)	354,928

Total segment liabilities	60,263	36,228	96,491	96,515	(43,813)	149,193

	Unaudited 31 December 2008 (As restated)
				Reconciliation Items
	Mobile	Fixed-line		Unallocated
	business	business	Subtotal	amounts	Eliminations	Total

Total segment assets	130,041	184,127	314,168	77,799	(43,215)	348,752

Total segment liabilities	53,496	34,484	87,980	96,118	(43,073)	141,025

4.	TAXATION
Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2008: 16.5%) on the estimated assessable profit for the six months ended 30 June 2009. Taxation on profits from outside Hong Kong has been calculated on the estimated assessable profit at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries mainly operate in the Mainland China where the applicable standard enterprise income tax rate for the six months ended 30 June 2009 is 25% (for the six months ended 30 June 2008: 25%).

	Unaudited
	Six months ended 30 June
		2008
	2009	(As restated)

Provision for enterprise income tax on the estimated taxable profits for the period
— Hong Kong	7	13
— Outside Hong Kong	2,537	3,630

	2,544	3,643
Deferred taxation	(530)	(441)

Income tax expenses	2,014	3,202

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 22 April 2009, the PRC State Administration of Taxation issued a notice regarding the determination of PRC TRE status and provided implementation guidance in withholding income tax for non-TRE enterprise shareholders. The Company performed an assessment and concluded that it meets the definition of PRC TRE. Therefore, as at 31 December 2008 and 30 June 2009, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s unaudited consolidated financial statements for the undistributed income of the Company’s subsidiaries in the PRC since 1 January 2008.
For the Company’s non-TRE enterprise shareholders, the Company would distribute dividend after deducting the amount of enterprise income tax payable by these non-TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

5.	ACCOUNTS RECEIVABLE, NET
The aging analysis of accounts receivable is as follows:

	Unaudited
		31 December
	30 June	2008
	2009	(As restated)

Within one month	6,425	6,750
More than one month to three months	1,763	1,492
More than three months to one year	3,643	3,012
More than one year	2,848	1,549

	14,679	12,803
Less: Provision for doubtful debts for Mobile business	(2,127)	(1,425)
Provision for doubtful debts for Fixed-line business	(2,638)	(2,037)

	9,914	9,341

The normal credit period granted by the Group is on average between 30 days to 90 days from the date of billing.

There is no significant concentration of credit risk with respect to individual customers’ receivables, as the Group has a large number of customers.

6.	PAYABLES AND ACCRUED LIABILITIES
The aging analysis of payables and accrued liabilities is as follows:

	Unaudited
		31 December
	30 June	2008
	2009	(As restated)

Less than six months	58,677	53,380
Six months to one year	8,383	7,090
More than one year	9,809	7,039

	76,869	67,509

7.	REVENUE
The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the National Development and Reform Commission (“NDRC”), the Ministry of Industry and Information (“MIIT”) and the provincial price regulatory authorities.

Revenue from continuing operations is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB2,205 million for the six months ended 30 June 2009 (for the six months ended 30 June 2008: approximately RMB2,348 million).

	Unaudited
	Six months ended 30 June
		2008
	2009	(As restated)

Continuing operations:
Mobile telecommunications service revenue	34,194	32,350
Fixed-line telecommunications service revenue	40,192	45,330
Unallocated telecommunications service revenue	127	170

Total telecommunications service revenue	74,513	77,850
Information communication technology services and other revenue	1,146	2,898
Sales of telecommunications products	660	711

Total revenue	76,319	81,459

8.	DISPOSAL GROUP AND DISCONTINUED OPERATIONS
Discontinued operations:

On 2 June 2008 and 27 July 2008, the Company, CUCL and China Telecom entered into the Framework Agreement and the Disposal Agreement, respectively, to sell the CDMA business to China Telecom. The disposal was completed on 1 October 2008.

The results and cash flows of the CDMA business for the six months ended 30 June 2008 are presented as discontinued operations as follows:

Unaudited
Six months ended
30 June 2008 (As restated)

Revenue	15,415
Expenses	(14,533)

Profit before income tax from discontinued operations	882
Income tax expenses	(227)

Profit for the period from discontinued operations	655

Net cash inflow from operating activities	1,149
Net cash outflow from investing activities	(23)
Net cash inflow from financing activities	—

Net cash inflow from discontinued operations	1,126

9.	DIVIDENDS
At the annual general meeting held on 26 May 2009, the shareholders of the Company approved the payment of a final dividend of RMB0.20 per ordinary share for the year ended 31 December 2008 totaling approximately RMB4,754 million (for the year ended 31 December 2007: approximately RMB6,231 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2009. As at 30 June 2009, such dividends have been paid by the Company, except for dividends payable of approximately RMB308 million and RMB719 million due to Unicom BVI and Netcom BVI, respectively.

	Unaudited
	Six months ended 30 June
		2008
	2009	(As restated)

Dividend paid:
By the Company	4,754	2,732
By China Netcom (Note a)	—	3,499

	4,754	6,231

Note a:	Since the merger between the Company and China Netcom in 2008 is accounted for as a business combination of entities under common control, accordingly, the dividend paid is restated to include China Netcom as if it had always been part of the Group.

10.	EARNINGS PER SHARE
Basic earnings per share for the six months ended 30 June 2009 and 2008 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods, as adjusted by the number of ordinary shares in issue had the merger with China Netcom been completed on 1 January 2008.

Diluted earnings per share for the six months ended 30 June 2009 and 2008 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods, as adjusted by the number of ordinary shares in issue had the merger with China Netcom been completed on 1 January 2008, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme and (iii) Share options granted under the amended Special Purpose Share Option Scheme.

The potential ordinary shares which are not dilutive mainly arose from share options with exercise price of HKD15.42 granted under the amended Pre-Global Offering Share Option Scheme and amended Share Option Scheme and share options with exercise price of HKD8.26 granted under the amended Special Purpose Share Option Scheme, and are excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

	Unaudited
	Six months ended 30 June
		2008
	2009	(As restated)

Numerator (in RMB millions):
Profit attributable to equity holders of the Company
— Continuing operations	6,616	11,436
— Discontinued operations	—	654

	6,616	12,090

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,768	23,735
Dilutive equivalent shares arising from share options	94	250

Shares used in computing diluted earnings per share	23,862	23,985

Basic earnings per share (in RMB)
— Continuing operations	0.28	0.48
— Discontinued operations	—	0.03

	0.28	0.51

Diluted earnings per share (in RMB)
— Continuing operations	0.28	0.48
— Discontinued operations	—	0.03

	0.28	0.51

11.	RELATED PARTY TRANSACTIONS
The following is a summary of significant recurring transactions carried out by the Group with Unicom Group, Netcom Group and their subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Unaudited
	Six months ended 30 June
		2008
	2009	(As restated)

Transactions with Unicom Group, Netcom Group and their subsidiaries:

Continuing operations:
Leasing fee of Telecommunications Networks in Southern China	907	—
Charges for cellular subscriber value-added service	78	58
Rental charges for premises, equipment and facilities	402	330
Charges for the international gateway services	3	4
Agency fee incurred for procurement of telecommunications equipment	6	9
Charge for engineering and information technology-related services	494	916
Common corporate services income	—	62
Charges for common corporate services	132	206
Rental income from properties	—	1
Purchases of materials	125	228
Charges for ancillary telecommunications support services	312	274
Charges for support services	123	222
Charges for lease of telecommunications facilities	74	164
Income from information communication technologies services	42	68
Income from engineering design and technical services	4	27

Discontinued operations:
Charges for cellular subscriber value-added service	—	40
CDMA network capacity lease rental charges	—	4,095
Constructed capacity related cost of the CDMA network	—	160
Under HKFRS and IFRS, the 2009 Business Combination has been accounted for using merger accounting/predecessor values method. Accordingly, the transactions between the Target Business and the Group were eliminated and not disclosed as related party transactions in the unaudited condensed consolidated interim financial information.

12.	CONTINGENT LIABILITIES
As aforementioned in Note 7, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and CNC China. Based on management’s assessment and continuous discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities for all periods covered by the investigation, and the likelihood of a cash outflow as a result of the investigation is remote. Accordingly, no provisions in relation to the investigation were recorded as at 30 June 2009 and 31 December 2008.

13.	COMPARATIVE FIGURES
As stated in Note 2, the 2008 comparative figures have been restated as a result of a number of business combinations between entities under common control accounted for using merger accounting/predecessor values method as well as the adoption of a number of new/revised standards, amendments to standards and interpretations throughout 2008 and for the six months ended 30 June 2009.
INTERIM DIVIDEND
It was resolved by our Board of Directors that no interim dividend for the six months ended 30 June 2009 will be paid.
CHARGE ON ASSETS
As at 30 June 2009, no property, plant and equipment was pledged to banks as loan security (31 December 2008: Nil).
REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY
For the six months ended 30 June 2009, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.
COMPLIANCE WITH CODE OF CORPORATE GOVERNANCE PRACTICES
The Company is committed to maintaining high standards of corporate governance. The Company has complied with the code provisions in the Code of Corporate Governance Practices (the “Code Provision”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the six months ended 30 June 2009 except the followings:
(a)	Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority. Mr. Chang Xiaobing has served as Chairman and the CEO of the Company since December 2004. Mr. Lu Yimin served as the Company’s President since 13 February 2009. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company. The Board believes that at the present stage, these arrangements have satisfied the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

(b)	Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term and subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings and re-election by shareholders pursuant to the Company’s articles of association. All Directors of the Company are subject to retirement by rotation at least once every three years.
AUDIT COMMITTEE
The major responsibilities of the Audit Committee include: considering and approving the appointment, resignation and removal of external auditors; pre-approval of services and fees to be provided by the external auditors based on the established pre-approval framework; supervising the external auditors and determining the potential impact of non-audit services on such auditors’ independence; reviewing quarterly, interim financial information and annual financial statements; coordinating and discussing with external auditors any problems and comments raised by them during statutory audits; reviewing any correspondence from the external auditors to the management and responses of the management; and reviewing the relevant reports concerning the internal control procedures of the Company. The committee meets at least four times each year, and assists the Board in its review of the financial information or financial statements to ensure effective internal controls and efficient auditing.
The Audit Committee, together with the management of the Company, has reviewed the accounting principles and practices adopted by the Company as well as the internal control procedures of the Company, and discussed financial reporting matters, including the review of interim financial information for the six months ended 30 June 2009.
The Audit Committee comprises five independent non-executive directors, Mr. Wong Wai Ming, Mr. Wu Jinglian, Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton and Mr Timpson Chung Shui Ming. Mr. Wong Wai Ming currently serves as the Chairman of the committee.
REMUNERATION COMMITTEE
The major responsibilities of the Remuneration Committee include: considering and approving the remuneration policies proposed by management, the remuneration scheme of Directors and senior management as well as the share option schemes. The Remuneration Committee conducts performance appraisals for the Chief Executive Officer (the “CEO”) and determines his year-end bonus pursuant to the performance target contract entered into between the Board and the CEO. The CEO is responsible for the performance appraisal and determination of performance-based year-end bonuses for the other members of the Company’s management. The results are subject to review by the Remuneration Committee. The Remuneration Committee meets at least once a year.

The Remuneration Committee consists of five independent non-executive directors, Mr. Wu Jinglian, Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton and Mr Timpson Chung Shui Ming. The Chairman of the Remuneration Committee is Mr. Wu Jinglian.
MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY
The Company has established the Code for Dealing of Securities by Directors in accordance with the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 of the Listing Rules. The Company made specific enquiries and all directors confirmed that they had complied with the relevant code for securities transactions for the six months ended 30 June 2009.
EMPLOYEE AND REMUNERATION POLICY
As at 30 June 2009, the Group had approximately 213,000 employees, 180 employees and 50 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 109,000 temporary employees in Mainland China. For the six months ended 30 June 2009, employee benefit expenses for the continuing operations were approximately RMB10.55 billion (for the six months ended 30 June 2008: RMB9.93 billion). The Group endeavors to maintain its employees’ remuneration in line with market trend to remain such remuneration standard competitive. Employees’ remuneration is determined in accordance with the Group’s remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, which are tailored in accordance with individual needs.
The Company has adopted share option schemes, under which the Company may grant share options to eligible employees for subscribing to the Company’s shares.
iPHONE
On 28 August 2009, the Company and Apple Inc. reached a three year agreement for the Company to sell iPhone in China. The initial launch is expected to be in the fourth calendar quarter of 2009.
This announcement is also made pursuant to Rule 13.09 of the Listing Rules.
PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT
The 2009 interim results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of the Hong Kong Stock Exchange at www.hkexnews.hk. The 2009 interim report will be available on the websites of The Stock Exchange of Hong Kong Limited and the Company and will be despatched to all shareholders in due course.

The 2009 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended 30 June 2009 but is extracted from the unaudited interim financial information for the six months ended 30 June 2009 to be included in the 2009 interim report.
FORWARD-LOOKING STATEMENTS
Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. These risks, uncertainties and other factors include: the uncertainties in the development of telecommunication industry and technology in the PRC; future growth of the market demand for telecommunication services; changes in the competitive environment, regulatory environment and the PRC government’s regulatory and/or industry policy, the effects of tariff reduction initiatives; the availability, terms and deployment of capital; changes in assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; the effect of the Company’s proposed adjustment in its business strategies relating to the PHS business; changes in political, economic, legal and social conditions in the PRC; the potential continued slowdown of economic activities at home and abroad, and other factors that will affect the execution of our business plans and strategies as well as our business condition and financial results.
As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive Directors:	Cesareo Alierta Izuel and Jung Man Won

Independent Non-executive Directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary
Hong Kong, 28 August 2009